Exhibit 99.1

For Immediate Release

November 22, 2005

DRAXIS Radiopharmaceutical Unit Increases Focus on Radioactive Iodine Products

New radiotherapeutic iodine kit approved by FDA

Brachytherapy products to be discontinued

MISSISSAUGA, ONTARIO November 22, 2005 – DRAXIMAGE, the radiopharmaceutical division of DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX), has begun to implement its new strategy to focus its product offerings.  The division has received approval from the U.S. Food and Drug Administration (FDA) for a new, larger format of its successful HiCon™ kit for the preparation of Sodium Iodide I-131 Capsules and Oral Solution.  This new format was developed at the request of key, high-volume radiopharmacy customers in the United States and better suits the needs of these major radiopharmacies for a convenient and cost effective I-131 kit product.  This product will serve to round out the existing line of DRAXIMAGE radioactive iodine I-131 products, which are used for the diagnosis and treatment of thyroid cancer and hyperthyroidism.

In a further strategic move to focus production activities, DRAXIMAGE has initiated a process that will see it discontinue the manufacture and sale of implantable brachytherapy seeds by December 15, 2005 as part of an orderly exit from the brachytherapy market.  Resources freed up by this move will be used to bolster the production and marketing of other DRAXIMAGE radiopharmaceuticals, particularly the line of radioactive iodine products.

To minimize any inconvenience to customers, DRAXIMAGE has established a customer supply alternative with Oncura, Inc., the global leader in prostate brachytherapy. Current DRAXIMAGE brachytherapy customers will have the option to have their accounts transferred to Oncura and the details of this program are being communicated to all current DRAXIMAGE brachytherapy customers.

“This FDA approval will allow us to expand our franchise for radioiodine products into high-volume U.S. based radiopharmacies when we introduce the new format in early 2006,” said Jean-Pierre Robert, President of DRAXIMAGE.  “While the brachytherapy market remains robust, it is challenging for smaller participants such as DRAXIMAGE.  We believe that the long term impact of this product realignment will prove to be positive, given our plans for increased market penetration of our radiopharmaceutical products.”

About DRAXIMAGE

DRAXIMAGE develops, manufactures and markets diagnostic and therapeutic radiopharmaceuticals for the global marketplace. Products currently include a line of lyophilized technetium-99m kits used in nuclear imaging procedures and therapeutic products labeled with a variety of isotopes including radioiodine.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs over 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations; reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston,
Executive Director, Investor Relations
Tel: 877-441-1984